SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

RECEIPT OF MAJORITY CONSENTS FROM HOLDERS OF PIFCO 7.75% NOTES DUE 2014 AND 8.375% NOTES DUE
2018, AND THE EXTENSION OF THE EXPIRATION TIME
FOR PIFCO 9.125% NOTES DUE 2013

Rio de Janeiro, March 25th, 2013 – Petróleo Brasileiro S.A. – Petrobras announces that its wholly owned subsidiary Petrobras International Finance Company (the “Company” or “PifCo”), pursuant to its previously announced Consent Solicitations, had received valid consents (each one a “Consent”) from holders of a majority of the principal amount of each of the Company’s 7.75% Notes due 2014 (CUSIP No. 71645WAJ0/ISIN US71645WAJ09) (the “2014 Notes”) and the Company’s 8.375% Notes due 2018 (CUSIP No. 71645WAH4/ISIN US71645WAH43) (the “2018 Notes”) as of the expiration time for such series at 5:00 pm New York City time, on March 22, 2013 (the “Expiration Time”).  In addition, the Company also announced the extension of the Expiration Time for the Company’s 9.125% Notes due 2013 (CUSIP No. 71645WAG6/ISIN US71645WAG69) (the “2013 Notes” and, together with the 2014 Notes and the 2018 Notes, the “Notes”) to 5:00 pm New York City time, on April 5, 2013 (the “New Expiration Time”, as the same may be further extended or amended).

Since the Expiration Time has occurred with respect to the 2014 Notes and to the 2018 Notes, such holders may not revoke their consents.

The Consent Solicitations are made on the terms and are subject to the conditions set forth in the Consent Solicitation Statement dated March 11, 2013 (the “Consent Solicitation Statement”), and in the accompanying Letter of Consent (the “Letter of Consent”).

The Company, Petrobras and the Trustee expect to execute supplemental indentures (the “New Supplemental Indentures”) to effect the Proposed Amendments with respect to the 2014 Notes and 2018 Notes promptly after the Expiration Time.

J.P. Morgan Securities LLC (“J.P. Morgan”) is the Solicitation Agent (the “Solicitation Agent”) for the Consent Solicitations, and Global Bondholder Services Corporation is the Tabulation Agent (the “Tabulation Agent”) and the Information Agent for the Consent Solicitations.

On March 26, 2013, pursuant to the terms of the Consent Solicitation Statement, the Company will pay to The Depository Trust Company or the Tabulation Agent the aggregate Consent Payment due to each holder of the 2014 Notes and 2018 Notes who has validly delivered (and not validly revoked) a Consent prior to the Expiration Time.  The Consent Payment is $1.25 for each $1,000 in principal amount of each of the 2014 Notes and 2018 Notes with respect to which a Consent has been validly delivered prior to the Expiration Time. Other than such Consent Payment, holders of the 2014 Notes and 2018 Notes will receive no consideration for granting any consent solicited pursuant to the Consent Solicitation Statement.

Subject to the terms and conditions of the Consent Solicitations, if the Company receives additional Consents with respect to the 2013 Notes and reaches the majority of the principal amount the 2013 Notes, the Company will pay to The Depository Trust Company or the Tabulation Agent the aggregate Consent Payment due to each holder of the 2013 Notes who has validly delivered (and not validly revoked) a consent prior to the New Expiration Time with respect to the 2013 Notes. The Consent Payment will be $1.25 for each $1,000 in principal amount of the 2013 Notes with respect to which a Consent has been validly delivered prior to the New Expiration Time. Other than such Consent Payment, holders of the 2013 Notes will receive no consideration for granting any consent solicited pursuant to the Consent Solicitation Statement. In the event that the Consent Solicitation with respect to the 2013 Notes is withdrawn or otherwise not completed, or all conditions to the Consent Solicitations with respect to the 2013 Notes have not been met or waived, the Consent Payment will not be paid or become payable to the holders of the 2013 Notes who have validly delivered Consents in connection with such Consent Solicitations.

Any questions or requests for assistance regarding the expired Consent Solicitations may be directed to J.P. Morgan at (866) 846-2874 (toll-free) or (212) 834-2052 (collect). Requests for additional copies of the Consent Solicitation Statement, the Letter of Consent and related documents may be directed to Global Bondholder Services Corporation at (866) 736-2200 (toll-free).

This press release is for informational purposes only and is not a solicitation of consents. The Consent Solicitations were only made pursuant to the Consent Solicitation Statement and the related Letter of Consent.  The Consent Solicitations were not made to holders of Notes in any jurisdiction in which the making of the Consent Solicitations or the acceptance of Consents would not be in compliance with the laws of such jurisdiction.  The Consent Solicitations were made only to specified eligible holders of Notes, as set forth in the Consent Solicitation Statement.  In any jurisdiction in which the securities laws or blue sky laws require the Consent Solicitations to be made by a licensed broker or dealer, the Consent Solicitations were deemed to be made on our behalf by the Solicitation Agent or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

About the Company

PifCo is a wholly-owned finance subsidiary of Petrobras incorporated in the Cayman Islands as an exempted company with limited liability.  PifCo was originally incorporated in order to facilitate and finance the import of crude oil and oil products by Petrobras into Brazil. Since September 30, 2011, PifCo no longer engages in the sale and purchase of crude oil and oil products to and from Petrobras, third parties and related parties.  PifCo is a finance subsidiary functioning as a vehicle for Petrobras to raise capital for its operations through the issuance of debt securities in the international capital markets, among other means.  Petrobras guarantees, and will continue to guarantee, all of PifCo’s debt obligations through full and unconditional guarantees of payment.

PifCo’s principal executive office is located at 190 Elgin Avenue, George Town, Grand Cayman, KYI-9005, Cayman Islands, and its telephone number is (55-21) 3487-2375.

Petrobras is one of the world’s largest integrated oil and gas companies, engaging in a broad range of oil and gas activities. Petrobras is a sociedade de economia mista, organized and existing under the laws of Brazil.  For the year ended December 31, 2012, Petrobras had sales revenues of U.S.$144.1 billion, gross profit of U.S.$ 36.6 billion and net income attributable to Petrobras’ shareholders of U.S.$ 10.9 billion.

Forward-Looking Statements

This press release contains statements about future events that are subject to different risks and uncertainties; it is important to note that past results do not assure or guarantee the behavior of future results. There are a significant number of factors that may cause real results to materially differ from plans, objectives, expectations, estimations and intentions expressed, such as declarations about future events. The Company does not assume any obligation to update any of the declarations as a result of new information, future actions or other related events.

Investor Relations Contact

Investor Relations Department

Petróleo Brasileiro S.A.-Petrobras

Avenida República do Chile, 65 — 10th Floor

20031-912 — Rio de Janeiro — RJ, Brazil

Telephone: (55-21) 3224-1510/3224-9947

Email: petroinvest@petrobras.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.